UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F, Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Independent Director

On October 2, 2026, the Board of Directors (the “Board”) of Grande Group Limited (the “Company”) received the resignation of Mr. Henry Cheuk Sang, WONG (“Mr. Wong”) from his position as Independent Non-Executive Director, chairperson of the audit committee of the Board, member of the compensation committee of the Board, and member of the nominating committee of the Board, effective on October 15, 2026. Mr. Wong’s resignation was not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Appointment of Independent Director

To fill the vacancy created by Mr. Wong’s resignation, upon the recommendation of the nominating committee of the Board, the Board appointed Mr. Leung, LAU (“Mr. Lau”) to serve as an Independent Non-Executive Director, chairperson of the audit committee of the Board, member of the compensation committee of the Board and member of the nominating committee of the Board, effective on October 16, 2026.

Mr. Leung, LAU, aged 38, has over 15 years of professional experience in audit, accounting and financial management. Since August 2023, Mr. Lau has served as a manager at Ding Xin Certified Public Accountant. From February 2015 to August 2023, Mr. Lau served as an audit senior and subsequently assistant manager at Linkers CPA Limited. From March 2011 to January 2015, Mr. Lau served as an audit junior and subsequently audit senior at Latitude CPA Limited. Mr. Lau received his Bachelor of Business Administration with Honours in Accounting from The Open University of Hong Kong in 2012.

The Board has determined that Mr. Lau satisfies the applicable independence requirements under the rules of The Nasdaq Stock Market LLC for service as an independent director and as a member of the Audit Committee, Compensation Committee and Nominating Committee, and the applicable independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, for service as a member of the Audit Committee.

In connection with Mr. Lau’s appointment, the Company and Mr. Lau entered into a independent director offer letter (the “Offer Letter”). Under the Offer Letter, Mr. Lau will receive annual compensation of HK$120,000 (equal to approximately US$15,385), payable on a monthly basis. The Company will reimburse Mr. Lau for reasonable expenses incurred in performing his duties, The foregoing summary of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K.

There is no family relationship between Mr. Lau and any director or executive officer of the Company. In addition, there are no arrangements or understandings between Mr. Lau and any other person pursuant to which he was appointed as a director of the Company, and there are no related party transactions between the Company and Mr. Lau that would require disclosure under applicable SEC rules.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Form of Independent Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chair of the Board and Director

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